August 23, 2007

VIA Federal Express and EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Kevin Vaughn, Branch Chief

Re:          Zoran Corporation
                Form 10-K for the year ended December 31, 2006
                File No. 000-27246

Dear Mr. Vaughn:

On behalf of our client Zoran Corporation (“Company”) we are responding to your letter dated June 5, 2007, regarding the above-referenced filing.  We have been advised that the Company inadvertently omitted its response to your comment number four in your June 5 letter from its response letter dated June 25, 2007.  Your comment number four and the Company’s response are set forth below.

Form 10-K for the year ended December 31, 2006

Note 15 — Segment Reporting, Page 99

4.              Notwithstanding the previous comment, please revise future filings to include the revenue by product information required by paragraph 37 of SFAS 131 or tell us why you do not believe it is required.

Paragraph 37 of SFAS 131 requires that “An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the enterprise’s general-purpose financial statements.  If providing the information is impracticable, that fact shall be disclosed.”

Zoran’s revenues are derived primarily from the sale of integrated circuit products used in various consumer electronic products.  Zoran considers all of its integrated circuit products to be a similar group of product and reports these revenues as “Hardware product revenues” in its financial statements and corresponding footnotes.  Zoran believes that all of its integrated circuits are a similar group because these products are produced using similar processes, and sold to similar customers, using similar channels.  Zoran is a fabless semiconductor company; it designs and develops products and out-sources the manufacturing of products to one of several vendors.  The manufacturing process for these products is essentially identical.  Zoran sells to companies that manufacture consumer electronic products for the mass market, so its customers are similar to one another.  Finally, the Company sells all of its integrated circuit products either through a limited number of regional distributors or directly to the manufacturer of the consumer electronics product.

Zoran derives a smaller percentage of revenues from other sources, such as licensing revenues and royalties based on the number of units distributed by the licensee.  The Company generates revenues from development contracts, primarily with key customers.  These additional revenues are classified and reported as “Software and other revenues” in the Company’s financial statements and corresponding footnotes.  The revenues from these additional sources in total are less than 10% of Zoran’s total revenues and individually are considered to be immaterial to its business.  As a result, the financial information used to produce the Company’s general-purpose financial statements does not report these additional revenues separately.

Zoran believes that the presentation of revenues in its financial statement and corresponding footnotes provides the appropriate product information as required by paragraph 37 of SFAS 131 and is also consistent with the way Zoran’s management tracks and reviews revenue information.  Zoran has advised us that it will continue to monitor the non-product related revenues and will add additional disclosure in the event these amounts increase to material levels.

Should you have any questions about this response, please feel free to contact me at (650) 335-7934.

Sincerely,

/s/ Horace L. Nash

Horace L. Nash

Cc:          Karl Schneider, Zoran Corporation
                Shungo Goto, Zoran Corporation